# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ATLANTA BRAVES HOLDINGS, INC., CIK 0001958140
CUSIP: 047726302
Title of class of securities: Series C Common Stock
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001759115

## Reporting persons
- Broad Bay Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,734,120; shared voting power 0; sole dispositive power 2,734,120; shared dispositive power 0; aggregate amount beneficially owned 2,734,120 (5.2% of the class)

## Item 1. Issuer
Name of issuer: ATLANTA BRAVES HOLDINGS, INC.
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia 30339

## Item 2. Person Filing
Name of person filing: Broad Bay Capital Management, LP
Address of principal business office or, if none, residence: 1330 Avenue Of The Americas, 21st Floor New York, NY 10019
Citizenship: Delaware USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
2,734,120

The amount beneficially owned is determined based on 52,618,952 shares of Series C Common Stock outstanding as of January 31, 2026, as the Issuer reported in its Form 10-K filed with the SEC on February 26, 2026.
Percent of class: 5.20%
Sole power to vote or to direct the vote: 2,734,120
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,734,120
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Broad Bay Capital Management, LP: Richard Scott Greeder, Richard Scott Greeder/Controlling Limited Partner (05/15/2026)